77C - Matters submitted to a vote of security holders

A Special Meeting of Shareholders of the RiverFront Long-Term Growth Fund, a series of Baird Funds, Inc. was held on September 17, 2010 to consider the following proposal:

Approval of an Agreement and Plan of Reorganization and the transactions it contemplates, including the transfer of all the assets of the RiverFront Long-Term
Growth Fund (the "Predecessor Fund") to the RiverFront Long-Term Growth
Fund (the "New Fund"), a newly created series of Financial Investors Trust, in exchange for shares of the New Fund and the assumption by the New Fund of all liabilities of the Predecessor Fund, and the distribution of such shares to the shareholders of the Predecessor Fund in complete liquidation and termination of the Predecessor Fund.

The votes cast at the Special Meeting can be summarized as follows:  Affirmative -
2,137,115.404 (representing 50.7% of the total number of outstanding shares), Negative -
34,147.999